Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233,

People’s Republic of China

June 6, 2011

VIA EDGAR AND FACSIMILE

Mr. Mark P. Shuman

Mr. Evan Jacobson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taomee Holdings Limited

Registration Statement on Form F-1 (File No. 333-174293)

Dear Mr. Shuman and Mr. Jacobson:

Pursuant to Rule 461 under the Securities Act of 1933, Taomee Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to 4:00 p.m., New York City Time, on June 8, 2011, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Latham & Watkins.

The Company understands that Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., the representatives of the underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

TAOMEE HOLDINGS LIMITED

By:	/s/ Benson Haibing Wang
Name:	Benson Haibing Wang
Title:	Chief Executive Officer